Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Ohio Dividend Advantage Municipal Fund
333-53272
811-09463


An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment
management agreement
 <c>Common and
Preferred shares
voting together as a
class
   For
            2,203,710
   Against
                 83,529
   Abstain
               127,987
   Broker Non-Votes
               694,659
      Total
            3,109,885



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012821.